Exhibit 99-1
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[LOGO OMITTED] KOOR INDUSTRIES ANNOUNCES CHANGE IN CONTROLLING SHAREHOLDERS AND
               CHANGE IN STRUCTURE OF BOARD OF DIRECTORS


Tel Aviv, Israel - July 3, 2006 - Koor Industries (NYSE: KOR) ("Koor") a leading Israeli investment holding company announced that it received notice today ("the Notice") that Discount Investment Corporation Ltd. (TASE: DISI) ("DIC"), a company controlled by IDB Development Corporation Ltd. (TASE: IDBD) ("IDB Development"), has completed the acquisition of 30.9% of Koor from entities relating to the Bronfman family, and a company related to the family of Mr. Jonathan Kolber, Koor's current CEO. The shares were acquired for $394 million, representing a price per share of $77.5 ($15.5 per ADS).

According to the Notice, the shares owned by Anfield Ltd., a company wholly owned by Mr. Jonathan Kolber, were not transferred at this time, and instead, Anfield received a put option to sell its entire 4.08% shareholding to DIC during the month of December 2006.

Following the change in control, seven of Koor's current directors resigned from the Board, namely Mr. Charles R. Bronfman, Mr. Andrew Hauptman, Adv. Roni Feinstein, Mr. Chemi Peres, Mr. Dan Propper, Mr. David Rubner and Prof. Gabriela Shalev. The following five new directors were nominated - Mr. Nochi Dankner, Mr. Avi Fischer, Mr. Zvi Livnat, Mr. Yitzhak Manor and Mr. Ami Erel. The final composition of the Board of Directors will be determined within the next few weeks.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in defense electronics through Elbit Systems (NASDAQ: ESLT); and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE:
KOR) and Koor's Ordinary shares are traded on the Tel Aviv Stock Exchange
(TASE: KOR).

ABOUT IDB DEVELOPMENT
IDB Development Corporation Ltd. ("IDBD") is one of the Israel's leading and largest holding companies. It holds its investments through four major subsidiary companies: Discount Investment Corporation Ltd. (approx. 74% interest), Clal Industries and Investments Ltd. (approx. 62%), Azorim Investment Development and Construction Co. Ltd* (approx. 64%) and Clal Insurance Enterprises Holdings Ltd. (approx. 51.5%). Through these companies, IDBD invests in diverse sectors of the Israeli economy including communications, technology, industry, insurance, capital markets, real estate, retail, trade and tourism. IDBD's shares are traded on the Tel Aviv Stock Exchange under the symbol IDBD.
* In March 2006, IDBD reached an agreement to sell substantially all of its direct holdings of Azorim for approx. NIS 1.5 b.

ABOUT DISCOUNT INVESTMENT
Discount Investment Corporation Ltd. ("DIC") is one of the largest and most prominent holding companies in Israel. Since its foundation, DIC initiates and invests in companies and business enterprises in a variety of sectors, and it operates in the major intersections of business activity in Israel. DIC invests in domestic companies that are leaders in their spheres of activity, or that are export oriented with growth potential. DIC's shares are traded ion the Tel Aviv Stock Exchange under the symbol DISI.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

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Ran Maidan - Senior Vice President and CFO, Koor Industries Ltd. - +9723 9008 310
Or Fiona Darmon - Vice President, Investor Relations, Koor Industries Ltd. - +9723 9008 417
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.